FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 01 May 2024
Exhibit No. 2	Director/PDMR Shareholding dated 09 May 2024
Exhibit No. 3	Holding(s) in Company - HMT shareholding dated 13 May 2024
Exhibit No. 4	Holding(s) in Company - Norges Bank shareholding 22 May 2024
Exhibit No. 5	Holding(s) in Company - HMT Shareholding dated 31 May 2023
Exhibit No. 6	Off-Market Purchase of Ordinary Shares from HMT dated 31 May 2024
Exhibit No. 7	Total Voting Rights dated 31 May 2024

Exhibit No. 1

1 May 2024

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that the PDMRs set out below acquired ordinary shares of £1.0769* each in the Company (Shares) (ISIN: GB00BM8PJY71) on 29 April 2024. The Shares were acquired through the reinvestment of the ordinary dividend paid by the Company on 29 April on Shares which the PDMRs had originally acquired in accordance with the Company's Chairman and Non-executive Directors shareholding policy or employee share plans as appropriate:

Name of PDMR	Position of PDMR	No. of Shares purchased	Purchase price
Frank Dangeard	Independent non-executive director	172	£3.0348
Roisin Donnelly	Independent non-executive director	172	£3.0348
Patrick Flynn	Independent non-executive director	172	£3.0348
Yasmin Jetha	Independent non-executive director	159	£3.0348
Stuart Lewis	Independent non-executive director	147	£3.0348
Mark Seligman	Senior Independent Director	159	£3.0348
Lena Wilson	Independent non-executive director	153	£3.0348
David Lindberg	CEO, Retail Banking	16,764	£3.0348

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

The transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:

NatWest Group Investor Relations
Claire Kane
Director of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 2

9 May 2024
NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

1.  NatWest Group plc (the Company) announces that Sharing in Success awards (SiS), over ordinary shares of £1.0769* each in the Company (Shares) (ISIN: GB00BM8PJY71) were granted on 8 May 2024 under the NatWest Group plc 2024 Employee Share Plan (the Plan) and immediately vested. The market price per Share used on the grant of the above awards was £3.0380.

The number of Shares vested, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:

Name of PDMR	Position of PDMR	Award	No. of Shares vested	No. of Shares withheld to satisfy associated tax liability	No. of vested Shares retained
Robert Begbie	CEO, NatWest Commercial & Institutional and CEO NatWest Markets	SiS	330	166	164
Keiran Foad	Group Chief Risk Officer	SiS	330	156	174
David Lindberg	CEO, Retail Banking	SiS	330	156	174
Scott Marcar	Group Chief Information Officer	SiS	330	156	174
Katie Murray	Group Chief Financial Officer	SiS	330	156	174
Mohammad Kamal Syed	Interim CEO, Coutts and Wealth Businesses	SiS	330	156	174
Paul Thwaite	Group Chief Executive Officer	SiS	330	156	174
Jen Tippin	Group Chief Operating Officer	SiS	330	156	174

 * Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

The market price used to meet associated tax liabilities was £3.1241.

Clawback provisions will apply for a period of seven years from the date of grant, extended to ten years, for relevant PDMRs, if events are under investigation at the end of the seven year period.

Vested Shares retained after payment of associated tax liabilities will be subject to a twelve-month retention period.

2.  The Company announces that Shares were delivered to PDMRs on 8 May 2024, as set out below. The Shares delivered represent payment of a fixed share allowance for the three-month period ending 30 June 2024 and have been calculated using a share price of £3.0380.

The number of Shares delivered, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:

Name of PDMR	Position of PDMR	No. of Shares delivered	No. of Shares withheld to satisfy associated tax liability	No. of Shares retained
Robert Begbie	CEO, NatWest Commercial & Institutional and CEO NatWest Markets	27,181	13,611	13,570
Keiran Foad	Group Chief Risk Officer	33,946	15,979	17,967
David Lindberg	CEO, Retail Banking	29,363	13,822	15,541
Scott Marcar	Group Chief Information Officer	33,946	15,979	17,967
Katie Murray	Group Chief Financial Officer	64,842	30,522	34,320
Paul Thwaite	Group Chief Executive Officer	95,101	44,765	50,336
Jen Tippin	Group Chief Operating Officer	33,946	15,979	17,967

The market price used to determine the number of Shares withheld to meet associated tax liabilities was £3.1241. Shares retained after payment of associated tax liabilities will be held on behalf of PDMRs and will be released in instalments over a three or five year period.

All of the above transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90
For further information contact:

NatWest Group Investor Relations
Claire Kane
Director of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 3

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		NatWest Group plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		The Commissioners of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
4. Full name of shareholder(s) (if different from 3.)v
Name		The Solicitor for the Affairs of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
5. Date on which the threshold was crossed or reachedvi:		10 May 2024
6. Date on which issuer notified (DD/MM/YYYY):		10 May 2024
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	26.95%		26.95%	34,896,338,432
Position of previous notification (if applicable)	27.93%		27.93%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares of £1.0769 each GB00BM8PJY71	9,403,380,508	26.95%

SUBTOTAL 8. A	9,403,380,508	26.95%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)

X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
UK Government Investments Limited, a company wholly-owned by His Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with His Majesty's Treasury).

The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury.

The Commissioners of His Majesty's Treasury	26.95%	26.95%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury (HMT).

The percentage of voting rights held by HMT in NatWest Group plc (NWG), as shown on this form (26.95%), has been calculated following the disposal by HMT of 90,641,999 ordinary shares in NWG since its last TR-1 notification on 26 April 2024.

The percentage of voting rights held by HMT could move up or down going forward depending on the number of shares repurchased by NWG and the progress of sales under HMT's trading plan announced on 22 July 2021 and most recently extended on 3 April 2023.

Place of completion	London, England
Date of completion	10 May 2024

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 4

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB00BM8PJY71

Issuer Name

NATWEST GROUP PLC

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

Norges Bank

City of registered office (if applicable)

Oslo

Country of registered office (if applicable)

Norway

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

20-May-2024

6. Date on which Issuer notified

21-May-2024

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	2.955960	0.000000	2.955960	257993793
Position of previous notification (if applicable)	3.066110	0.000000	3.066110

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BM8PJY71	257993793		2.955960
Sub Total 8.A	257993793		2.955960%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

1. Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

21-May-2024

13. Place Of Completion

Oslo, Norway

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 5

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		NatWest Group plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				x
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		The Commissioners of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
4. Full name of shareholder(s) (if different from 3.)v
Name		The Solicitor for the Affairs of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
5. Date on which the threshold was crossed or reachedvi:		30 May 2024
6. Date on which issuer notified (DD/MM/YYYY):		30 May 2024
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	25.98%		25.98%	34,896,338,432
Position of previous notification (if applicable)	26.95%		26.95%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares of £1.0769 each GB00BM8PJY71	9,067,049,840	25.98%

SUBTOTAL 8. A	9,067,049,840	25.98%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
x
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
UK Government Investments Limited, a company wholly-owned by His Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with His Majesty's Treasury).

The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury.

The Commissioners of His Majesty's Treasury	25.98%	25.98%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury (HMT).

The percentage of voting rights held by HMT in NatWest Group plc (NWG), as shown on this form (25.98%), has been calculated following the disposal by HMT of 84,082,667 ordinary shares in NWG since its last TR-1 notification on 13 May 2024.

The percentage of voting rights held by HMT could move up or down going forward depending on the number of shares repurchased by NWG and the progress of sales under HMT's trading plan announced on 22 July 2021 and most recently extended on 3 April 2023.

Place of completion	London, England
Date of completion	30 May 2024
Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 6

NatWest Group plc

31 May 2024

Off-market purchase of  392,448,233 ordinary shares from His Majesty's Treasury ("HM Treasury")

NatWest Group plc (the "Company") has agreed with HM Treasury to make an off-market purchase (the "Off-Market Purchase") of 392,448,233 ordinary shares in the Company with a nominal value of £1.0769* each ("Ordinary Shares") at a price of 316.2 pence per Ordinary Share, being the closing price of the Ordinary Shares on the London Stock Exchange on 30 May 2024.  The total consideration for the Off-Market Purchase will be £1,240,921,312.75.

The purchased Ordinary Shares represent 4.50 per cent of the Company's issued Ordinary Share capital (excluding treasury shares). The Off-Market Purchase is expected to settle on 4 June 2024.

A contract (the "Directed Buyback Contract") between the Company and HM Treasury was approved by the shareholders of the Company at a General Meeting held on 6 February 2019 and signed on 7 February 2019. Amendments to the Directed Buyback Contract were approved by the shareholders of the Company at a General Meeting held on 25 August 2022 and signed on 17 November 2022 and at the Annual General Meeting held on 23 April 2024 and signed on 07 May 2024.  The authority from shareholders to make off-market purchases of Ordinary Shares from HM Treasury (or its nominee) under the terms of the Directed Buyback Contract was renewed at the Annual General Meeting on 23 April 2024.

The Company intends to cancel 222,448,233 of the purchased Ordinary Shares and hold the remaining 170,000,000 Ordinary Shares in treasury. Holding Ordinary Shares as treasury shares gives the Company the ability to cancel or re-issue such Ordinary Shares at a later date, quickly and cost effectively, and may provide the Company with additional flexibility in the management of its capital base, including the allotment of Ordinary Shares in relation to its employee share plans.

Under Chapter 11 of the Listing Rules, the Directed Buyback Contract constitutes a related party transaction. However, the Off-Market Purchase is treated as a smaller related party transaction under LR 11.1.10 R.

Upon settlement of the above transaction:

-     the Company will hold 301,835,417 of its Ordinary Shares as treasury shares;
-     the Company will have in issue 8,328,623,628 Ordinary Shares (excluding treasury shares)** and 483,140 Cumulative Preference Shares of £1; and
-     HM Treasury will hold approximately 22.5*** per cent. of the Company's voting rights.

The Company continues to target CET1 ratio in the range of 13-14%. The transaction is broadly TNAV per share neutral.

Paul Thwaite, CEO of Natwest Group commented: "This transaction represents another important milestone for NatWest Group, building on recent momentum in the reduction of HM Treasury's stake in the bank. We believe it is a positive use of capital for the bank and for our shareholders and represents further progress against the ambition to return NatWest Group to full private ownership. Our focus remains on delivering for our customers which will, in turn, deliver for our shareholders and the UK economy."

*The nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

**This number does not take into account any purchases of Ordinary Shares which (i) may have taken place but have not, at the date of this announcement, settled under the Company's On Market Share Buyback Programme which commenced on 19 February 2024 (the "Programme") or (ii) may take place under the Programme between the date of this announcement and settlement of the Off-Market Purchase.

*** This number is based on the Company's most recent TR-1 notification of major shareholdings on 31 May 2024 in respect of HM Treasury's shareholding notification dated 30 May 2024 and does not take into account any sales executed by HM Treasury since the notification date.

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Forward-looking statements
This document may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: its economic and political risks, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its strategy, its climate and sustainability-related targets, increasing competition from incumbents, challengers and new entrants and disruptive technologies, its access to adequate sources of liquidity and funding, its regulatory capital position and related requirements, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, and NatWest Group's exposure to operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate-related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's 2023 Annual Report on Form 20-F, NatWest Group plc's Interim Management Statement for Q1 2024 on Form 6-K,  and its other public filings. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Exhibit No. 7

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at
31 May 2024.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31 May 2024
Ordinary Shares of £1.0769* (excluding ordinary shares held in treasury)	8,719,814,077	4	34,879,256,308
Ordinary Shares of £1.0769* held in treasury	131,821,048	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	240,686	4	962,744
5.5% Cumulative Preference Shares of £1	242,454	4	969,816
Total:	8,852,118,265		34,881,188,868

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Shareholders may use the above figure of 34,881,188,868 for their calculations to determine whether they are required to notify their interest in, or a change to their interest in, NWG under the FCA's Disclosure Guidance and Transparency Rules.

The off-market purchase of ordinary shares from His Majesty's Treasury, which was announced earlier today, is expected to settle on 4 June 2024 and is not reflected in the above figures.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 31 May 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary